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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of SEPTEMBER 2002

                            DIGITAL ROOSTER.COM INC.
                  (Exact name of registrant's name in English)

              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

                                 (416) 815-1771
                         (Registrant's telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F. |.X|.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ..... No |.X |....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission File No. 00032559).

Attached hereto as Exhibits 99.1 are the Consolidated Financial Statements as of September 30, 2002. Also enclosed, as Exhibit 99.2 and 99.3 are the Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGITAL ROOSTER.COM INC.
      (Registrant)

    By: /s/  JOHN A. VAN AREM,
        --------------------------------
President and Chief Executive Officer




Date:    November 25, 2002


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DIGITAL ROOSTER.COM INC.
CONSOLIDATED BALANCE SHEETS
As at September 30, 2002 and March 31, 2002
(Amounts expressed in Canadian dollars)
(UNAUDITED)



                                                                     AS AT SEPTEMBER 30            AS AT MARCH 31
                                                                            2002                        2002
ASSETS

Current
Cash                                                                     $   2,745                       $   8,793
Accounts Receivable                                                        262,892                         113,570

Prepaid Expenses and sundry receivables                                     32,480                          16,904
Total Current Assets                                                       298,117                         139,267


Capital Assets                                                             107,866                         135,304

Goodwill                                                                   190,501                         190,501

TOTAL ASSETS                                                            $  596,484                      $  465,072

LIABILITIES

Current
Accounts payable and accrued liabilities                                $  660,361                      $  607,996
Deferred Revenue                                                           210,698                         170,967

Income Tax payable                                                           2,415                           2,415
Loans payable                                                              138,976                          76,900
Due to Shareholders                                                        162,951                         109,725

Note payable                                                                90,000                          90,000
Convertible note payable                                                   125,144                         125,144

Total Current Liabilities                                                1,390,545                       1,183,147


SHAREHOLDERS' EQUITY

Capital Stock                                                            1,938,009                       1,770,726

Deficit                                                                 (2,732,070)                    (2,488,801)

Total Shareholders' Equity                                                (794,061)                      (718,075)


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              $  596,484                      $  465,072


SEE CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

On behalf of the Board:

"Brad Estra"            , Director of the Board
--------------------------


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DIGITAL ROOSTER.COM INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
For the six months ended September 30
(Amounts expressed in Canadian dollars)
(UNAUDITED)



                                                            2002                                        2001
SALES                                                    $  702,772                                $  1,403,459

COST OF SALES                                               148,406                                     640,865

GROSS PROFIT                                                554,366                                     762,594

EXPENSES
Administrative                                              509,700                                     747,850
Selling                                                     107,918                                     172,615
Bandwidth and Computer Expenses                             144,196                                     130,547
Capital Assets Amortization                                  31,242                                      29,225
Goodwill Amortization                                             -                                      34,120
Interest                                                      4,579                                      26,305

NET PROFIT (LOSS)                                          (243,269)                                   (378,068)



BASIC LOSS PER SHARE                                      $  (0.004)                                 $   (0.011)

Weighted average number
of common shares outstanding                             54,342,438                                  33,624,800


SEE CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

DIGITAL ROOSTER.COM INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
For the three month period July 1 to September 30
(Amounts expressed in Canadian dollars)
(UNAUDITED)


                                                            2002                                        2001
SALES                                                    $  386,673                                 $   659,661

COST OF SALES                                                63,540                                     248,205

GROSS PROFIT                                                323,133                                     411,456

EXPENSES
Administrative                                              252,458                                     361,674
Selling                                                      34,059                                       6,319
Bandwidth and Computer Expenses                              84,223                                      38,403
Capital Assets Amortization                                  15,621                                      14,903
Goodwill Amortization                                                                                    17,060
Interest                                                      3,365                                      22,429

NET PROFIT (LOSS)                                        $  (66,593)                                $   (49,332)



BASIC AND DILUTED LOSS PER SHARE                          $  (0.001)                                $    (0.001)

Weighted average number
of common shares outstanding                             52,877,904                                  33,624,800


SEE CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.


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DIGITAL ROOSTER.COM INC.
CONSOLIDATED STATEMENT OF CASH FLOW
For the six months ended September 30
(Amounts expressed in Canadian dollars)
(UNAUDITED)



                                                         2002                                      2001

OPERATING ACTIVITIES

Net Profit (Loss)                                       $ (243,269)                               $  (378,068)
Adjustment for non-cash item:
Amortization of goodwill                                         -                                     34,119
Amortization of Capital Assets                              31,243                                     29,225
                                                          (212,026)                                  (314,724)

Changes in non-cash operating                              (72,802)                                  (300,828)
assets and liabilities
CASH EXPENDED IN OPERATING ACTIVITIES                     (284,828)                                  (615,552)

INVESTING ACTIVITY
Purchase/sale of capital assets                             (3,805)                                    (7,039)

CASH EXPENDED IN OPERATING ACTIVITIES                       (3,805)                                    (7,039)

FINANCING ACTIVITIES

Advances from shareholders                                  53,226                                     86,363
Convertible Note                                                 -                                    101,469
Loans Payable                                               62,076                                     15,068
Issuance of capital stock                                   167,283                                   401,000

CASH PROVIDED BY FINANCING ACTIVITIES                       282,585                                   603,900

NET CHANGE IN CASH                                           (6,048)                                  (18,691)

CASH, BEGINNING OF PERIOD                                     8,793                                    32,791

CASH, END OF PERIOD                                       $   2,745                                $   14,100


SEE CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

DIGITAL ROOSTER.COM INC.
CONSOLIDATED STATEMENT OF CASH FLOW
For the three month period July 1 to September 30
(Amounts expressed in Canadian dollars)
(UNAUDITED)



                                                           2002                                      2001
OPERATING ACTIVITIES

Net Profit (Loss)                                       $ (66,593)                                $  (49,332)
Adjustment for non-cash item:
Amortization of goodwill                                                                               14,903
Amortization of Capital Assets                              15,621                                     17,060
CASH FLOW FROM EARNINGS                                    (50,972)                                   (17,369)

Changes in non-cash operating                              (72,870)                                  (414,865)
assets and liabilities
CASH EXPENDED IN OPERATING ACTIVITIES                     (123,842)                                  (432,234)

INVESTING ACTIVITY
Purchase/sale of capital assets                              4,367                                     (4,552)

CASH EXPENDED IN OPERATING ACTIVITIES                        4,367                                     (4,552)

FINANCING ACTIVITIES

Advances from shareholders                                  69,350                                     24,546
Advances from (to) Jazz Monkey Media Inc.                        -                                    (46,329)
Convertible Note                                                                                      101,469
Loans Payable                                               32,380                                     38,100
Issuance of capital stock                                        -                                    333,000

CASH PROVIDED BY FINANCING ACTIVITIES                      101,730                                    450,786

NET CHANGE IN CASH                                         (17,745)                                    14,000

CASH, BEGINNING OF PERIOD                                   20,490                                        100

CASH, END OF PERIOD                                       $  2,745                                 $   14,100


SEE CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.


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DIGITAL ROOSTER.COM INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the six months ended September 30, 2002
(Amounts expressed in Canadian dollars)
(UNAUDITED)



                                           Common stock
                                           Number of           Common stock
                                           Shares              Amount              Deficit
                                           ------------------- ------------------- ---------------
Balance as at April 1, 2000                        30,580,866         $ 1,125,126       (564,437)
Issuance of common stock                            2,250,000             225,000              -
Net loss for the year                                       -                   -       (889,056)
                                           ------------------- ------------------- ---------------

Balance as at March 31, 2001                       32,830,866           1,350,126     (1,453,493)
Issuance of common stock                            3,505,000             420,600              -
Net loss for the year                                       -                   -     (1,035,308)
                                           ------------------- ------------------- ---------------

Balance as at March 31, 2002                       36,335,866           1,770,726     (2,488,801)
Issuance of common stock                           19,455,188             167,283              -
Net loss for the period                                     -                   -       (243,269)
                                           ------------------- ------------------- ---------------
Balance as at September 30, 2002                   55,791,054           1,938,009     (2,732,070)
                                           =================== =================== ===============


SEE CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

DIGITAL ROOSTER.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(UNAUDITED)


1.       NATURE OF COMPANY'S OPERATIONS AND BASIS OF PRESENTATION

         Digital Rooster.com Inc and its wholly owned subsidiaries Web Dream Inc., and Bill Media Inc. ("the Company") derive their revenues from the license of video content, monthly subscriptions to the website content and advertisements displayed on its website and sale of customized software.

         These unaudited financial statements, in the opinion of management have been prepared on the same basis as the audited financial statements of the Company for the year-end March 31, 2002.

         These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2002, and the summary of the significant accounting policies included therein.

         These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods.

2.       BASIS OF GOING CONCERN

         These financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its obligations in the normal course of business.

         The Company has an accumulated deficit of $ 2,732,070 as at September 30, 2002. This circumstance lends doubt to the ability of the Company to continue as a going concern.

         The ability of the Company to continue its operations and satisfy its obligations in the normal course of business is dependant on the continued support of its creditors and shareholders and its ability to generate adequate revenue through operations to fund its overhead expenses. The Company is pursing other funding alternatives and revenue sources, however there is no certainty that the company will be successful in its efforts.

DIGITAL ROOSTER.COM INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2002
(Amounts expressed in Canadian dollars)
(UNAUDITED)


3.       REVENUE RECOGNITION

         Revenue from monthly subscriptions to the website is deferred on receipt and is recognized as the services are provided.

         Revenue from the license of video contents and access to the Company's website to wholesale customers is recognized as the services are provided under the terms of the contract.

         Revenue from advertisements on the website of the Company is recognized when all the significant obligations have been completed, the fees are fixed and determinable and collectability of such fees is reasonably assured. Revenue from an advertising barter transaction is recorded only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash for the similar barter transactions within the preceding six month period.


         If the fair value of the advertising surrendered in the barter transaction is not determinable, the advertising income from the barter transaction is recorded based on the carrying amount of the advertising surrendered which is generally nil.



4.       GOODWILL

         Effective with the commencement of the fiscal year beginning April 1, 2002, the Company will, as directed by Section 3062 of the Handbook of the Canadian Institute of Chartered Accountants, cease recording amortization charges in respect of acquisitions goodwill and will evaluate, on an annual basis commencing in fiscal 2003, whether carrying value of such goodwill is impaired. If impairment is found to exist, retained earning at April 1, 2002 will be written down accordingly.

DIGITAL ROOSTER.COM INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2002
(Amounts expressed in Canadian dollars)
(UNAUDITED)


5.       FOREIGN EXCHANGE CURRENCY

         The reporting currency in these consolidated financial statements is the Canadian dollar. Accordingly, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date, other than common stock, which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period. Cumulative net translation adjustments are included as a separate component of shareholders' equity.


6.       LOANS PAYABLE

         The loans payable are unsecured, bear no interest and have no fixed terms of repayment.




7.       NOTE PAYABLE

         The company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Exploration Corporation with an exclusive option to acquire an undivided 10% interest in the property. As a part of the agreement, a non-interest bearing demand note payable of $90,000 was issued. The agreement was terminated in 1999. The non-interest bearing note arising from a dispute in 1999 will be litigated at a trial in July, 2003.



8.       DUE TO SHAREHOLDERS

         Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before July 1, 2003.

DIGITAL ROOSTER.COM INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2002
(Amounts expressed in Canadian dollars)
(UNAUDITED)

9.       CAPITAL STOCK

Balance as at March 31, 2002                 36,335, 866          $ 1,770,726

Issuance for cash, April 9, 2002              10,455,188              167,283

Issuance, S-8 Stock                            9,000,000                    -
April 29, 2002

Balance as at September 30, 2002              55,791,054          $ 1,938,009

Loss per share has not been presented on a fully diluted basis, as the effect would be ani-dilutive.

CERTIFICATION OF CHIEF FINANCIAL OFFICER OF DIGITAL ROOSTER.COM, INC. PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 1992 AND SECTION 1350 OF
18 U.S.C. 63.


I, JOHN A. VAN AREM, the Chief Executive Officer of DIGITAL ROOSTER.COM, Inc. hereby certify that DIGITAL ROOSTER.COM, Inc.'s periodic report on FORM 6K and the financial statements contained therein, of which this certification is Exhibit Number 99.1, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that information contained in the periodic report on FORM 6K and the financial statements contained therein fairly represents, in all material respects, the financial condition and results of the operations of DIGITAL ROOSTER.COM, Inc.

Date:    November 25, 2002          /s/     JOHN A. VAN AREM
                                            -----------------------------------
                                            John A. van Arem
                                            -----------------------------------
                                            Chief Executive Officer of
                                            -----------------------------------
                                            Digital Rooster.com, Inc.
                                            -----------------------------------




I, ANTHONY KORCULANIC, the Chief Financial Officer of DIGITAL ROOSTER.COM, INC. hereby certify that DIGITAL ROOSTER.COM, Inc.'s periodic report on FORM 6K and the financial statements contained therein, of which this certification is Exhibit Number 99.1, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that information contained in the periodic report on FORM 6K and the financial statements contained therein fairly represents, in all material respects, the financial condition and results of the operations of DIGITAL ROOSTER.COM, INC.



Date:    November 25, 2002          /s/     ANTHONY KORCULANIC
                                            -----------------------------------
                                            Anthony Korculanic
                                            -----------------------------------
                                            Chief Financial Officer of
                                            -----------------------------------
                                            Digital Rooster.com, Inc
                                            -----------------------------------